# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoastalSouth Bancshares, Inc., CIK 0001297107
CUSIP: 19058X207
Title of class of securities: Voting Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 400 GALLERIA PKWY, Suite 1900, ATLANTA, Georgia (GA), 30339
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001353254

## Reporting persons
- EJF Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 930,171; sole dispositive power 0; shared dispositive power 930,171; aggregate amount beneficially owned 930,171 (8.5% of the class)
  Comment: Based on 10,448,892 shares of voting common stock, par value $1.00 per share ("Voting Common Stock") outstanding as of September 30, 2025, as reported by the CoastalSouth Bancshares, Inc. (the "Issuer") in its Form 10-Q filed with the U.S. Securities and Exchange Commission ("SEC") on November 7, 2025, plus 438,427 shares of Non-Voting Common Stock that EJF Sidecar Fund, Series LLC - Small Financial Equities Series has the right to convert within 60 days, on a one-for-one basis, into shares of Voting Common Stock. See Item 4.
- Emanuel J. Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 930,171; sole dispositive power 0; shared dispositive power 930,171; aggregate amount beneficially owned 930,171 (8.5% of the class)
  Comment: Based on 10,448,892 shares of Voting Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2025, plus 438,427 shares of Non-Voting Common Stock that EJF Sidecar Fund, Series LLC - Small Financial Equities Series has the right to convert within 60 days, on a one-for-one basis, into shares of Voting Common Stock. See Item 4.
- Neal J. Wilson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 930,171; sole dispositive power 0; shared dispositive power 930,171; aggregate amount beneficially owned 930,171 (8.5% of the class)
  Comment: Based on 10,448,892 shares of Voting Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2025, plus 438,427 shares of Non-Voting Common Stock that EJF Sidecar Fund, Series LLC - Small Financial Equities Series has the right to convert within 60 days, on a one-for-one basis, into shares of Voting Common Stock. See Item 4.
- EJF Sidecar Fund, Series LLC - Small Financial Equities Series: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 737,495; sole dispositive power 0; shared dispositive power 737,495; aggregate amount beneficially owned 737,495 (6.8% of the class)
  Comment: Based on 10,448,892 shares of Voting Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2025, plus 438,427 shares of Non-Voting Common Stock that EJF Sidecar Fund, Series LLC - Small Financial Equities Series has the right to convert within 60 days, on a one-for-one basis, into shares of Voting Common Stock. See Item 4.
- EJF Financial Services Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,676; sole dispositive power 0; shared dispositive power 192,676; aggregate amount beneficially owned 192,676 (1.8% of the class)
  Comment: Based on 10,448,892 shares of Voting Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2025. See Item 4.
- EJF Financial Services GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,676; sole dispositive power 0; shared dispositive power 192,676; aggregate amount beneficially owned 192,676 (1.8% of the class)
  Comment: Based on 10,448,892 shares of Voting Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2025. See Item 4.

## Item 1. Issuer
Name of issuer: CoastalSouth Bancshares, Inc.
Address of issuer's principal executive offices: 400 GALLERIA PKWY, Suite 1900, ATLANTA, Georgia, 30339

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons")*:

(i) - EJF Capital LLC;
(ii) - Emanuel J. Friedman;
(iii) - Neal J. Wilson
(iv) - EJF Sidecar Fund, Series LLC - Small Financial Equities Series ("Sidecar SFES");
(v) - EJF Financial Services Fund, LP (the "Financial Services Fund"); and
(vi) - EJF Financial Services GP, LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.
Address of principal business office or, if none, residence:
The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201
Citizenship: See Item 4 of the attached cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the attached cover pages.
Percent of class: See Item 11 of the attached cover pages.
Sole power to vote or to direct the vote: See Item 5 of the attached cover pages.
Shared power to vote or to direct the vote: See Item 6 of the attached cover pages.
Sole power to dispose or to direct the disposition: See Item 7 of the attached cover pages.
Shared power to dispose or to direct the disposition:
See Item 8 of the attached cover pages.

Each of Sidecar SFES and the Financial Services Fund is the beneficial owner of the number of shares of Voting Common Stock shown on Item 9 of their respective cover pages.

EJF Financial Services GP, LLC is the general partner of the Financial Services Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the shares of Voting Common Stock of which the Financial Services Fund is the beneficial owner.

EJF Capital LLC is the managing member of Sidecar SFES (and the investment manager of an affiliate thereof) and the sole member of EJF Financial Services GP, LLC, and may be deemed to share beneficial ownership of the shares of Voting Common Stock of which such entities may share beneficial ownership.

Emanuel J. Friedman and Neal J. Wilson, as the members and managers of EJF Capital LLC, may be deemed to share beneficial ownership of the shares of Voting Common Stock over which EJF Capital LLC may share beneficial ownership.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- EJF Capital LLC: /s/ Thomas Davidson, Thomas Davidson, General Counsel (11/13/2025)
- Emanuel J. Friedman: /s/ Emanuel J. Friedman, Emanuel J. Friedman (11/13/2025)
- Neal J. Wilson: /s/ Neal J. Wilson, Neal J. Wilson (11/13/2025)
- EJF Sidecar Fund, Series LLC - Small Financial Equities Series: /s/ Thomas Davison, EJF CAPITAL LLC, Its Managing Member, By: Thomas Davison, General Counsel (11/13/2025)
- EJF Financial Services Fund, LP: /s/ Thomas Davison, EJF FINANCIAL SERVICES GP, LLC, Its General Partner, By: EJF CAPITAL LLC, Its Sole Member, By: Thomas Davison, General Counsel (11/13/2025)
- EJF Financial Services GP, LLC: /s/ Thomas Davison, EJF CAPITAL LLC, Its Sole Member, By: Thomas Davison, General Counsel (11/13/2025)